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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q
             / /Form N-SAR

      For Period Ended:  March 31, 2001
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             /  /  Transition Report on Form 10-K
             /  /  Transition Report on Form 20-F
             /  /  Transition Report on Form 11-K
             /  /  Transition Report on Form 10-Q
             /  /  Transition Report on Form N-SAR

      For the Transition Period Ended:
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      READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

      NOTHING ON THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART 1 -- REGISTRANT INFORMATION

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Full Name of Registrant:
VOICE MOBILITY INTERNATIONAL, INC.
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Former Name if Applicable:
Not Applicable
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Address of Principal Executive Office (Street and Number):
180-13777 Commerce Parkway
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City, State and Zip Code:
Richmond, Columbia, Canada V6V 2X3
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                       PART II -- RULES 12b-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

/X/ (b) The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      As a result of (i) the Company's preparation and filing of a Registration Statement on Form S-1 on May 10, 2001, (ii) the Company's preparation of a parallel Registration Statement to be filed with certain Canadian regulatory agencies, and (iii) the Company's preparation and filing of a Definitive Proxy Statement on May 10, 2001, the Company's management, administrative and financial personnel were unable to prepare all of the information needed for them to complete the review and preparation of the Company's March 31, 2001 interim financial statements in a timely manner. The process could not be completed by May 14, 2001 without unreasonable effort or expense.

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                          Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification

     James Hewett, CFO        (604) 482-0000
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         (Name)               (Area  Code) (Telephone  Number)
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(2)   Have all other periodic reports required under section 13 or 15(d) of the
      Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  /X/ Yes     / / No
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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 / / Yes     /X/ No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                       Voice Mobility International, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 14, 2001

                              By: /s/ James Hewett
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                                  James Hewett,
                                  Chief Financial Officer

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